UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 25, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No  ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice and Proxy Statement of NewLead Holdings Ltd. dated November 25, 2014 for the 2014 Annual General Meeting of Shareholders to be held on December 23, 2014.

November 25, 2014

Dear Shareholder,

We cordially invite you to attend our 2014 annual general meeting of shareholders to be held at 11:00 a.m., Athens time, on Tuesday, December 23, 2014, at NewLead Holdings Ltd.’s office located at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. The attached notice of annual general meeting and proxy statement describe the business we will conduct at the meeting and provide information about NewLead Holdings Ltd. that you should consider when you vote your shares.

When you have finished reading the proxy statement, please promptly vote your shares by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Michail S. Zolotas
Chief Executive Officer

November 25, 2014

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TIME:  11:00 a.m., Athens time

DATE:  December 23, 2014

PLACE:  83 Akti Miaouli & Flessa Street, Piraeus, Greece

PURPOSES:

1.	To receive the directors’ report and audited financial statements of NewLead Holdings Ltd. (the “Company”) for the fiscal year ended December 31, 2013, together with the auditor’s report thereon.

2.	To elect Sae Jung Oh as a Class II director to hold office from the conclusion of the 2014 annual general meeting until the Company’s 2017 annual general meeting.

3.	To consider any other business that may be properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of common shares of the Company at the close of business on November 21, 2014. A list of shareholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF
DIRECTORS

Antonios Bertsos
Secretary

NEWLEAD HOLDINGS LTD.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(011) 30 213 014-8600

PROXY STATEMENT FOR

NEWLEAD HOLDINGS LTD.

(THE “COMPANY”)

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

DECEMBER 23, 2014

GENERAL INFORMATION ABOUT THE ANNUAL GENERAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to vote at the 2014 annual general meeting of shareholders and any adjournments of the meeting. The annual general meeting will be held at 11:00 a.m., Athens time, on Tuesday, December 23, 2014, at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual General Meeting of Shareholders summarizes the purposes of the meeting and the information you need to know to vote at the annual general meeting.

On November 25, 2014, we began sending this proxy statement, the attached notice of annual general meeting and the enclosed proxy card to all shareholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement our 2013 annual report, which includes our financial statements for the fiscal year ended December 31, 2013. You can also find a copy of our 2013 Annual Report on Form 20-F on the Internet through the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov or on our website at www.newleadholdings.com.

Who Can Vote?

Only shareholders who owned common shares of the Company at the close of business on November 21, 2014 are entitled to vote at the annual general meeting. On this record date, there were 291,578,464 common shares outstanding and entitled to vote. Common shares are our only class of voting shares.

You do not need to attend the annual general meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A shareholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any shareholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common share of the Company that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual general meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual general meeting. If your shares are registered directly in your name through our stock transfer agent, VStock Transfer LLC, or if you have share certificates, you may vote:

1

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.
•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the election of Sae Jung Oh as a Class II director.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual general meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying the Company’s Secretary in writing before the annual general meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person.

Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Election of Class II Director	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of the nominee for Class II Director. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Broker non-votes and abstentions are not counted as votes cast for purposes of these proposals and will have no effect on the results of the vote for these proposals.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of more than 33.33% of our outstanding common shares is necessary to constitute a quorum at the meeting. Votes of shareholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

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FINANCIAL STATEMENTS

(Notice Item 1)

In accordance with the Companies Act 1981, the directors’ report and audited financial statements of the Company for the fiscal year ended December 31, 2013, together with the auditor’s report thereon, are being laid before the shareholders of the Company.

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ELECTION OF DIRECTOR

(Notice Item 2; Proposal 1)

Our Board of Directors, which is divided into three classes, currently has four members. As provided in the Company’s Bye-Laws, each director is elected to serve for a three-year term of office and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of office of the Class II Director expires at the 2014 annual general meeting.

The Board of Directors has nominated Sae Jung Oh for election as a Class II Director whose term would expire at the Company’s 2017 Annual General Meeting of Shareholders.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of Mr. Oh as a Class II Director. Broker non-votes and abstentions are not counted as votes cast for this proposal and will have no effect on the results of this vote. It is expected that this nominee will be able to serve as a director, but if the Company becomes aware before the election that the nominee is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election as Class II Director to the Company’s Board of Directors

Information concerning Mr. Oh is set forth below:

Sae Jung Oh

Director

Sae Jung Oh has been the Managing Director of MJLF Athens, a subsidiary of MJLF & Associates USA shipbrokering company, since the company’s establishment in 2007. Now, he is an active shipbroker and Managing Director of Great Shipping Co. Inc. Piraeus, involved in various projects related to newbuildings, sales and purchases, ship repair, chartering and marine equipment, covering both technical and commercial scopes of interest. Prior to joining MJLF in 2007, Mr. Oh was employed at Hyundai Mipo Dockyard, starting as a Ship Repair Engineer of Machinery Division in the early 1980s, rising to Project Manager for various projects and then becoming the Representative General Manager of Hyundai Mipo Dockyard Singapore Branch in 1993 and the Representative General Manager of Hyundai Mipo Dockyard Athens Branch in 1996. Concurrent with his stay in Greece, Mr. Oh has engaged himself in various responsibilities within the Korean Association as Vice Chairman. Mr. Oh was born in South Korea in 1954 and graduated from Hanyang University of Seoul with a B.S. in Mechanical and Thermal Engineering. He has broad international experience in Europe, Asia and the United States.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF Sae Jung Oh AS A CLASS II DIRECTOR, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

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SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation on behalf of the Board of Directors will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual general meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual general meeting. If any other business is properly brought before the annual general meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF
DIRECTORS

Antonios Bertsos

Secretary

November 25, 2014

5

NEWLEAD HOLDINGS LTD.

Annual General Meeting

DECEMBER 23, 2014

NEWLEAD HOLDINGS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Michail S. Zolotas, with full power of substitution, as proxy to represent and vote all the Common Shares, of Newlead Holdings Ltd. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 23, 2014, at 11:00 A.M. (Athens Time) at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. Each Common Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the election of Sae Jung Oh as a Class II director and, in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 23, 2014 at 11:00 AM (Athens Time).

(Continued and to be signed on Reverse Side)

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to www.vstocktransfer.com/proxy
and log-on using the below control number.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the enevelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on December 23, 2014 at 11:00 AM (Athens Time).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Common Shares

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
____________	____________	____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer